UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, November 10, 2011 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 3Q11 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. The financial statements are presented according to the new Brazilian accounting standards, fully adapted to all statements issued by the Accounting Pronouncements Committee (CPC) applicable to the operations of CPFL group, which are consistent with the international accounting practices – IFRS. Comparisons are relative to 3Q10, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 3Q11 NET INCOME

OF R$ 379 MILLION

Indicators (R$ Million)	3Q11	3Q10	Var.	9M11	9M10	Var.
Sales within the Concession Area - GWh	13,757	13,201	4.2%	40,643	38,714	5.0%
Captive Market	10,071	9,779	3.0%	29,734	29,381	1.2%
TUSD	3,687	3,423	7.7%	10,909	9,333	16.9%
Commercialization and Generation Sales - GWh	3,125	3,047	2.5%	8,998	9,062	-0.7%
Gross Operating Revenue	4,858	4,494	8.1%	13,883	12,965	7.1%
Net Operating Revenue	3,292	3,099	6.2%	9,360	8,845	5.8%
EBITDA (IFRS)(1)	956	768	24.6%	2,791	2,541	9.8%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	996	857	16.2%	NA	NA	NA
Net Income (IFRS)	379	351	8.1%	1,139	1,198	-5.0%
Net Income (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	401	401	0.0%	NA	NA	NA
Investments	465	502	-7.4%	1,202	1,224	-1.8%

Notes:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions;

(2)     EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)     Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects.

NA = Not applicable.

3Q11 HIGHLIGHTS

•      Increase of 4.2% in sales within the concession area;

•      Acquisition of Santa Luzia Small Hydro Power Plant by CPFL Renováveis in August, with 28.5 MW of installed capacity;

•      Commercial start-up of Bio Formosa (September) and Bio Buriti (October) Thermoelectric Facilities, totaling 90 MW of installed capacity;

•      R$ 1,435 million funding through Law 4,131, at average cost of 100% of CDI and term between 3 and 5 years;

•      Incorporation of 10.1 thousands of kilometers of private network up to September (total of R$ 130 million);

•      Completion of the investment plan for CPFL Piratininga 2nd cycle of Tariff Review, of R$ 664 million, equivalent to 100.2%;

•      CPFL Paulista and RGE are winners of National Quality Award (PNQ). CPFL Energia is the best Electric Energy company by the annuary Valor 1000 of Valor Econômico Newspaper;

•      CPFL Energia was elected, by the Institutional Investor magazine, by the 2nd consecutive year, as the company with the best CEO, IR Professional and IR Team of the Latin America Utilities Sector, in 2011;

•      Appreciation of 13.1% of CPFL Energia’s shares price on the BM&FBOVESPA in 9M11, outperforming the Ibovespa (-24.6%) and the IEE (9.1%).

INDEX

1) ENERGY SALES	3
1.1) Sales within the Distributors’ Concession Area	3
1.1.1) Sales to the Captive Market	3
1.1.2) Sales by Class – Concession Area	4
1.1.3) TUSD by Distributor	4
1.2) Commercialization and Generation Sales – Excluding Related Parties	4

2) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION	5
2.1) Consolidation of CPFL Renováveis Financial Statements	6

3) ECONOMIC-FINANCIAL PERFORMANCE	7
3.1) Operating Revenue	7
3.2) Cost of Electric Energy	8
3.3) Operating Costs and Expenses	9
3.4) Regulatory Assets and Liabilities	11
3.5) EBITDA	11
3.6) Financial Result	11
3.7) Net Income	11

4) DEBT	12
4.1) Financial Debt (Including Hedge)	12
4.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	14
4.3) Adjusted Net Debt	15

5) INVESTMENTS	15

6) CASH FLOW	16

7) DIVIDENDS	17

8) STOCK MARKET	18
8.1) Share Performance	18
8.2) Average Daily Volume	19
8.3) Ratings	19

9) CORPORATE GOVERNANCE	20

10) CURRENT SHAREHOLDERS STRUCTURE – 09/30/2011	21

11) PERFORMANCE OF THE BUSINESS SEGMENTS	22
11.1) Distribution Segment	22
11.1.1) Economic-Financial Performance	22
11.1.2) Tariff Review	26
11.1.3) Tariff Adjustment	27
11.2) Commercialization and Services Segment (excluding CPFL Renováveis)	28
11.3) Conventional Generation Segment (excluding CPFL Renováveis)	29
11.3.1) Economic-Financial Performance	29
11.4) CPFL Renováveis	31
11.4.1) Economic-Financial Performance	31
11.4.2) Status of Generation Projects	32
11.4.3) Acquisition of Santa Luzia Small Hydro Power Plant	34

12) ATTACHMENTS	35
12.1) Statement of Assets – CPFL Energia	35
12.2) Statement of Liabilities – CPFL Energia	36
12.3) Income Statement – CPFL Energia	37
12.4) Income Statement – Segments of Conventional Generation (excluding CPFL Renováveis) and CPFL Renováveis	38
12.5) Income Statement – Consolidated Distribution Segment	39
12.6) Economic-Financial Performance – Distributors	40
12.7) Sales to the Captive Market by Distributor (in GWh)	42

1) ENERGY SALES

1.1) Sales within the Distributors’ Concession Area

In 3Q11, sales within the concession area, achieved by the distribution segment, totaled 13,757 GWh, an increase of 4.2%.

Vendas na Área de Concessão - GWh
	3T11	3T10	Var.	9M11	9M10	Var.
Mercado Cativo	10,071	9,779	3.0%	29,734	29,381	1.2%
TUSD	3,687	3,423	7.7%	10,909	9,333	16.9%
Total	13,757	13,201	4.2%	40,643	38,714	5.0%

Sales to the captive market totaled 10,071 GWh, an increase of 3.0%.

The energy volume in GWh consumed by free customers in the distributors’ operational areas, billed through the Distribution System Usage Tariff (TUSD), rose by 7.7% to 3,687 GWh, reflecting the migration of customers to the free market.

1.1.1) Sales to the Captive Market

Mercado Cativo - GWh
	3T11	3T10	Var.	9M11	9M10	Var.
Residencial	3,449	3,226	6.9%	10,164	9,697	4.8%
Industrial	2,707	2,866	-5.5%	7,900	8,639	-8.6%
Comercial	1,921	1,784	7.7%	5,955	5,642	5.5%
Outros	1,994	1,903	4.8%	5,715	5,403	5.8%
Total	10,071	9,779	3.0%	29,734	29,381	1.2%

Note: The captive market sales by distributor tables are attached to this report in item 12.7.

In the captive market, emphasis is given to the growths of the residential and commercial classes, which jointly accounted for 53.3% of total consumption by the distributors’ captive consumers:

•      Residential and commercial classes: up by 6.9% and 7.7%, respectively, favored by the accumulated effects of economic growth (increase of income levels, purchasing power of consumers and credit concessions) over recent years. The performance of the residential class was also positively impacted by higher billing days (on average 1.5 day more, equivalent to approximately 1.55%).

•      Industrial class: down by 5.5%, due to the migration of customers to the free market and the slowdown in industrial production.

1.1.2) Sales by Class – Concession Area

1.1.3) TUSD by Distributor

TUSD by Distributor - GWh
	3Q11	3Q10	Var.	9M11	9M10	Var.
CPFL Paulista	1,832	1,731	5.8%	5,423	4,575	18.5%
CPFL Piratininga	1,420	1,343	5.8%	4,227	3,844	10.0%
RGE	383	305	25.7%	1,104	801	37.8%
CPFL Santa Cruz	5	5	-3.0%	14	14	3.2%
CPFL Jaguari	8	19	-56.3%	35	52	-32.2%
CPFL Mococa	-	-	0.0%	-	-	0.0%
CPFL Leste Paulista	13	-	0.0%	34	-	0.0%
CPFL Sul Paulista	25	20	25.4%	73	48	51.5%
Total	3,687	3,423	7.7%	10,909	9,333	16.9%

1.2) Commercialization and Generation Sales – Excluding Related Parties

Commercialization and Generation Sales - GWh
	3Q11	3Q10	Var.	9M11	9M10	Var.
Total	3,125	3,047	2.5%	8,998	9,062	-0.7%

Note: Excludes sales to related parties and in the CCEE. Considers Furnas (Semesa) and other generation sales outside the group, except Epasa’s sales (availability contract). Includes 54.5% of CPFL Renováveis’ sales (excluding related parties).

In 3Q11, commercialization and generation sales moved up by 2.5% to 3,125 GWh, mainly due to the increase in sales to free customers, reflecting the increase in the number of customers in the portfolio this year (from 74 to 135) and CPFL Renováveis’ sales outside the group, consolidated as of August 1st (considering 54.5%).

2) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described bellow. Except for the (i) jointly-owned entities Enercan, Baesa, Foz do Chapecó and Epasa, which are consolidated proportionately, and (ii) the investment in Investco recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of September 30, 2011, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries Ceran, Paulista Lajeado and in CPFL Renováveis.

2.1) Consolidation of CPFL Renováveis Financial Statements

In August 24, 2011, the joint venture between CPFL Energia and ERSA was actually implemented, through the incorporation of CPFL Renováveis.

CPFL Energia now indirectly holds 54.50% of CPFL Renováveis, through its subsidiaries CPFL Geração (43.65%) and CPFL Brasil (10.85%).

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

3) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Thousands)
	3Q11	3Q10	Var.	9M11	9M10	Var.
Gross Operating Revenues	4,858,087	4,494,484	8.1%	13,883,340	12,965,301	7.1%
Net Operating Revenues	3,292,224	3,098,875	6.2%	9,359,864	8,845,159	5.8%
Cost of Electric Power	(1,635,616)	(1,665,778)	-1.8%	(4,578,729)	(4,582,560)	-0.1%
Operating Costs & Expenses	(874,137)	(811,098)	7.8%	(2,507,619)	(2,154,817)	16.4%
EBIT	782,471	621,999	25.8%	2,273,517	2,107,782	7.9%
EBITDA (IFRS)(1)	956,168	767,692	24.6%	2,790,652	2,540,668	9.8%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	995,857	857,271	16.2%	NA	NA	NA
Financial Income (Expense)	(205,203)	(73,101)	180.7%	(518,358)	(239,231)	116.7%
Income Before Taxes	577,268	548,898	5.2%	1,755,159	1,868,551	-6.1%
NET INCOME (IFRS)	379,064	350,781	8.1%	1,139,022	1,198,414	-5.0%
NET INCOME (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	400,810	400,618	0.0%	NA	NA	NA

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects.

NA = Not applicable.

3.1) Operating Revenue

Gross operating revenue in 3Q11 reached R$ 4,858 million, representing an increase of 8.1% (R$ 364 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue would have amounted to 4,544 million, an increase of 8.2% (R$ 345 million).

Deductions from the operating revenue were R$ 1,566 million, representing an increase of 12.2% (R$ 170 million), mainly due to the following factors: (i) increase of 11.1% in taxes on revenue (R$ 117 million); (ii) increase of 14.9% in CCC and CDE sector charges (R$ 41 million); (iii) increase of 12.5% in the amounts related to the R&D and energetic efficiency program (R$ 4 million); (iv) increase of 21.9% in global reversal reserve - RGR (R$ 4 million); and (v) increase of 24.8% in the amounts related to Proinfa (R$ 3 million).

Net operating revenue reached R$ 3,292 million in 3Q11, representing an increase of 6.2% (R$ 193 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue would have amounted to 2,978 million, an increase of 6.2% (R$ 175 million).

The upturn in operating revenue was mainly caused by the following factors:

•         Tariff adjustments of the distribution companies;

•         Increase of 3.0% in the sales volume to the captive market;

•         Increase of 6.4% (R$ 20 million) in the gross revenue of TUSD from free customers, mainly due to the migration of captive customers to the free market;

•         Additional net revenue:

•         At the Conventional Generation Segment, in the amount of R$ 100 million, due to: (i) the non-recurring  effect related to the re-accounting for the difference in the energy cost of Epasa in 2010 (R$ 29 million); and (ii) the beginning of operations of Foz do Chapecó Hydroelectric Facility,  in October 2010, and of Epasa’s 2 thermoelectric facilities, in January 2011 (R$ 71 million);

•         At CPFL Renováveis, in the amount of R$ 27 million, due to: (i) new operating assets, resulting from the joint venture with ERSA; (ii) the start-up of Baldin Biomass Thermoelectric Facility, in August 2010, and Bio Formosa Thermoelectric Facility, in September 2011; and (iii) the price adjustments of other assets which were before CPFL Geração.

It is important to remember that part of the sales of these projects is made to Group companies, being eliminated in the consolidation.

The upturn in operating revenue was partially offset by the 12.2% reduction (R$ 8 million) in other revenues and due to, among other factors, the recognition of revenues with carbon credit, in 3Q10 (R$ 3.4 million), and the reduction of revenues with render of services outside CPFL Group.

3.2) Cost of Electric Energy

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,636 million in 3Q11, representing a decrease of 1.8% (R$ 30 million):

•      The cost of electric power purchased for resale in 3Q11 was R$ 1,279 million, representing a decrease of 7.3% (R$ 101 million), due to the following effects:

         (i)   Decrease in the cost of energy purchased through bilateral contracts (R$ 77.7 million), mainly caused by the reduction of 6.6% (617 GWh) in the volume of purchased energy.

Contributed for this variation the following items:

•      Epasa: expenses increment, in 3Q10, of R$ 44 million with the energy acquisition (277 GWh), to honour the commitments taken, while it hasn’t started the operations of Termonordeste and Termoparaíba Thermoelectric Plants;

•      Foz do Chapecó Hydroelectric Facility: expenses increment, in 3Q10, of R$ 8 million with the energy acquisition, to honour the commitments taken.

Partially offsetting:

•       The non-recurring  increase related to the re-accounting for the energy cost of Epasa in 2010 (R$ 12 million).

        (ii)   Decrease in the cost of energy purchased in the short term (R$ 15.8 million), due to the reduction of 48.4% in the average purchase price, partially offset by the increase of 26.3% (222 GWh) in the volume of purchased energy;

       (iii)   Decrease in the cost of energy from Itaipu (R$ 8.0 million), maily due to the reduction of 3.5% in the average purchase price (reduction of 7.95% in the 3Q11 average exchange rate, compared to the 3Q10). This decrease was partially offset by the increase of 0.3% (9 GWh) in the volume of purchased energy;

      (iv)   Decrease in the PROINFA cost (R$ 2.2 million), due to the 38.2% reduction in the average purchase price, partially offset by the increase of 53.9% (83 GWh) in the volume of purchased energy.

The upturn in the cost of electric power purchased for resale was partially offset by the decrease in Pis and Cofins tax credits, generated from the energy purchase (R$ 3 million).

The net reduction of 304 GWh in the volume of purchased energy is due to the increase of purchases within CPFL Group.

•      Charges for the use of the transmission and distribution system reached R$ 357 million in 3Q11, a 24.6% increase (R$ 70 million), mainly due to the following factors:

            (i)        Increase in the basic network charges (R$ 50 million), mainly due to the following factors:

•         Increase of 21.5% in CPFL Paulista (R$ 22.6 million);

•         Increase of 24.6% in CPFL Piratininga (R$ 12.6 million);

•         Increases in Foz do Chapecó Hydroelectric Facility (R$ 6.5 million) and in Epasa (R$ 1.6 million), due to the beginning of operation of the facilities.

           (ii)        Increase of 52.0% in the system service usage charges - ESS (R$ 18 million);

          (iii)        Increase of 59.2% in the charges for the use of the distribution system (R$ 4 million);

         (iv)        Increase of 17.9% in Itaipu charges (R$ 3 million).

Partially offsetting:

            (i)        Increase  in the Pis and Cofins tax credits (R$ 5 million), generated from the charges for the use of the transmission and distribution.

3.3) Operating Costs and Expenses

Operating costs and expenses were R$ 874 million in 3Q11, registering an increase of 7.8% (R$ 63 million), due to the following factors:

•      Increase of 6.3% (R$ 19 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 314 million in 3Q11, has its counterpart in the “operating revenue”;

•      The PMSO item reached R$ 386 million in 3Q11, registering an increase of 4.4% (R$ 16 million), mainly due to the following factors (that need to be excluded for comparison purposes with the 3Q10):

         (i)       Additional PMSO of CPFL Renováveis, related to new operating assets, resulting from the joint venture with ERSA (R$ 21 million);

        (ii)       Start-up of Foz do Chapecó Hydroelectric Facility and Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 7 million);

       (iii)       Non-recurring  increase on Personnel expenses related to the complement of the Incentivated Retirement Program – PAI, due to the additional adherences (R$ 3 million).

Partially offsetting:

          (i)        Decrease in legal and judicial expenses and indemnities of CPFL Paulista, due to the non-recurring increase in 3Q10, due to the acknowledgement of the provision for a labor contingency related to the judicial agreement celebrated with the São Paulo Engineers Labor Union (R$ 20 million);

         (ii)        Non-recurring  effect related to the reversal of the provision of expenses with physical inventory of assets (R$ 17 million), in the subsidiaries CPFL Paulista (R$ 10.0 million), CPFL Piratininga (R$ 2.1 million), CPFL Santa Cruz (R$ 2.0 million), CPFL Sul Paulista (R$ 1.1 million), CPFL Leste Paulista (R$ 0.8 million), CPFL Mococa (R$ 0.8 million) and CPFL Jaguari (R$ 0.4 million). These expenses have been accrued in accordance with Aneel’s Resolution No. 367/09, but will not be fully realized in 2011, should occur in 2012.

Excluding these effects, PMSO for 3Q11 would have totaled R$ 372 million and PMSO for 3Q10 would have been R$ 348 million, an increase of 6.8% (R$ 24 million), compared to the IGP-M index of 7.5% (for the last 12 months).

The principal factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

         (i)       Personnel expenses, which reported an increase of 6.1% (R$ 9 million), mainly due to the Collective Bargaining Agreement for 2011 (R$ 7 million) and business expansion of CPFL Atende and CPFL Serviços (R$ 1 million);

        (ii)       Expenses with material, which registered an increase of 29.6% (R$ 6 million), mainly due to the increases in the subsidiaries:

✓  CPFL Paulista (R$ 4.7 million), due to the increase in expenses with the maintenance of lines and networks (R$ 2.9 million) and other acquisitions of materials (R$ 2.0 million);

✓  RGE (R$ 1.6 million), mainly due to the increase in expenses with the maintenance of lines and networks (R$ 0.7 million), with safety tools and equipment (R$ 0.6 million) and the prices adjustments;

✓  CPFL Piratininga (R$ 0.8 million), due to the increase in expenses with the maintenance of lines and networks (R$ 0.3 million) and other acquisitions of materials (R$ 0.2 million);

       (iii)       Outsourced services expenses, which registered an increase of 3.9% (R$ 4 million) mainly due to the increases in the subsidiaries:

✓  CPFL Paulista (R$ 7 million), due to the increase in expenses with global enterprise services (R$ 2 million), consulting (R$ 2 million), hardware/software maintenance (R$ 2 million), and reading, delivery and collection of energy bill (R$ 1 million). From outsourced services expenses of CPFL Paulista, R$ 6 million were provided by Group companies and thus eliminated on Consolidation;

✓  RGE (R$ 7 million), due to the increase in expenses with hardware/software maintenance (R$ 5 million), and with consulting (R$ 2 million). From outsourced services expenses of RGE, R$ 1 million were eliminated on Consolidation;

✓  CPFL Piratininga: increase in expenses with consulting (R$ 1 million), and delivery of energy bill (R$ 1 million);

✓  CPFL Brasil (R$ 4 million), due to the operations of CPFL Total. From outsourced services expenses of CPFL Brasil, R$ 1 million were eliminated on Consolidation;

✓  CPFL Serviços (R$ 3 million), due to the services rendered in the construction of the biomass facilities and wind farms of CPFL Group;

✓  CPFL Geração: increase in expenses with consulting (R$ 2 million).

The increase in outsourced services expenses was partially offset by the higher volume of eliminations occurred on consolidation (R$ 21 million).

      (iv)       Other operating costs/expenses, which registered an increase of 6.2% (R$ 4 million), mainly due to the reduction, in 3Q10, of expenses of the provision for doubtful debts of RGE, caused by the recovery of uncollectible accounts receivable (R$ 5 million).

•      Depreciation and Amortization, which represented a net increase of 17.0% (R$ 29 million), mainly due to the following factors:

            (i)   Additional expense at CPFL Geração, due to the start-up of Foz do Chapecó Hydroelectric Facility (R$ 17 million) and Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 4 million);

           (ii)   Additional of CPFL Renováveis (R$ 8 million).

3.4) Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a cost reversal of R$ 70 million in 3Q10 and R$ 71 million in 3Q11 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

3.5) EBITDA

Based on the above factors, 3Q11 EBITDA (IFRS) reached R$ 956 million, registering a 24.6% increase (R$ 188 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the EBITDA (IFRS + Regulatory Assets and Liabilitites – Non-recurring effects) would have totaled R$ 857 million in 3Q10 and R$ 996 million in 3Q11, an increase of 16.2% (R$ 139 million).

3.6) Financial Result

The 3Q11 net financial expense was R$ 205 million, a 180.7% increase (R$ 132 million) compared with the net financial expense of R$ 73 million reported in 3Q10.

The items explaining these changes are as follows:

•         Financial Expenses: increase of 109.6% (R$ 222 million), from R$ 203 million in 3Q10 to R$ 425 million in 3Q11, mainly due to the following factors:

            (i)        Upturn in debt charges and in monetary restatements and currency variations (R$ 146 million), due to: (i) the increase in the debt balance; (ii) the increase in the CDI Interbank rate, from 2.6% in 3Q10 to 3.0% in 3Q11 (R$ 35 million); and (iii) the currency effect in the purchase of energy from Itaipu (difference between the invoice and the payment day + adjustment until the end of the month for the open invoices) (R$ 32 million);

           (ii)        Additional financial expense (R$ 42 million) related to the start-up of Foz do Chapecó Hydroelectric Facility (R$ 28.5 million) and Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 13.3 million);

          (iii)        Additional financial expense (R$ 12 million) coming from CPFL Renováveis.

•         Financial Revenues: increase of 69.6% (R$ 90 million), from R$ 130 million in 3Q10 to R$ 220 million in 3Q11, mainly due to the income from financial investments (R$ 95 million), as a result of the increase in the investment balance and the increase in the CDI Interbank rate.

3.7) Net Income

Net income (IFRS) in 3Q11 was R$ 379 million, an increase of 8.1% (R$ 28 million).

Excluding the amount related to the non-controlling shareholders, the net income (IFRS) in 3Q11 would have totaled R$ 369 million, an increase of 7.1% (R$ 25 million), compared to the net income of R$ 344 million in 3Q10.

Considering the regulatory assets and liabilities, including the effects on the financial result, (net of taxes) and excluding the non-recurring effects, the net income (IFRS + Regulatory Assets and Liabilities – Non-recurring effects) would have totaled R$ 401 million in 3Q10 and in 3Q11, an not showing variation.

4) DEBT

4.1) Financial Debt (Including Hedge)

CPFL Energia’s financial debt (including hedge) increased by 51.0% to R$ 13,129 million in 3Q11. The main contributing factors to the variation in the balance of financial debt were:

•         CPFL Brasil, CPFL Geração, CPFL Renováveis and Conventional Generation Projects: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 1,669 million, with the following highlights:

+      Debentures issuances by CPFL Brasil (2nd Issue of R$ 1,320 million), CPFL Geração (4th Issue of R$ 680 million), EPASA (2nd Issue of R$ 204 milhões and 3rd Issue of R$ 66 million) and ENERCAN (R$ 53 million), for debt rollover, investments funding and acquisition of Jantus’ equity;

+      Funding of BNDES financing for CPFL Renováveis (R$ 316 million);

+      Funding of financing, through Law No. 4131/62, for CPFL Geração (R$ 100 million);

+      Funding of working capital by Foz do Chapecó (R$ 25 million);

+      Funding of BNB financing for Epasa (R$ 6 milhões);

-      Amortizations of the principal of Epasa (1st Issue of R$ 146 million and 2nd Issue of R$ 66 million), CPFL Geração (2nd Issue of R$ 425 million), CPFL Brasil (1st Issue of R$ 165 million) and BAESA’s debentures (R$ 6 million);

-      Amortization of working capital by CPFL Geração (R$ 100 million);

-      Amortization of Inter-American Development Bank - IDB’s loan for ENERCAN (R$ 51 million);

-      Amortizations of BNDES financing for CERAN (R$ 54 million), ENERCAN (R$ 35 million), CPFL Geração (R$ 26 million), BAESA (R$ 19 million) and CPFL Renováveis (R$ 8 million).

•         CPFL Energia and Group’s Distributors: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 1,902 million, with the following highlights:

+      Funding of financing, through Law No. 4131/62, for CPFL Paulista (R$ 952 million), CPFL Piratininga (R$ 336 million), CPFL Leste Paulista (R$ 8 million), CPFL Sul Paulista (R$ 8 million), CPFL Jaguari (R$ 7 million) and CPFL Mococa (R$ 7 million);

+      Debentures issuances by CPFL Paulista (5th Issue of R$ 484 million), CPFL Piratininga (4th Issue of R$ 280 million and 5th Issue of R$ 160 million), RGE (5th Issue of R$ 70 million) and CPFL Santa Cruz (1st Issue of R$ 65 million), for debt rollover and investments funding;

+      Funding of financing by CPFL Paulista (R$ 150 million), RGE (R$ 56 million), CPFL Piratininga (R$ 19 million), CPFL Leste Paulista (R$ 18 million), CPFL Sul Paulista (R$ 9 million), CPFL Santa Cruz (R$ 7 million), CPFL Jaguari (R$ 6 million) and CPFL Mococa (R$ 3 million);

+      Funding, net of amortizations, of BNDES financing for Group’s Distributors, totaling R$ 158 million;

-      Amortizations of the principal of CPFL Piratininga (1st Issue of R$ 200 million and 4th Issue of R$ 280 million), RGE (2nd Issue of R$ 29 million and 4th Issue of R$ 185 million), CPFL Paulista (4th Issue of R$ 110 million), CPFL Leste Paulista (1st Issue of R$ 24 million), CPFL Sul Paulista (1st Issue of R$ 16 million) and CPFL Jaguari’s debentures (1st Issue of R$ 10 million).

•         Indebtedness from the incorporation of CPFL Renováveis (source ERSA), in the amount of R$ 517 million.

Financial Debt - 3Q11 (R$ Thousands)
	Charges		Principal		Total
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	35	-	3,690	5,725	3,725	5,725	9,450
BNDES - Investment	15,172	-	465,111	3,325,693	480,283	3,325,693	3,805,976
BNDES - Others	29	-	2,077	4,633	2,106	4,633	6,740
BNDES - Working Capital	765	-	111,129	64,710	111,894	64,710	176,603
Financial Institutions	106,789	16,118	244,971	1,465,861	351,760	1,481,979	1,833,739
Others	793	-	25,066	51,926	25,859	51,926	77,785
Subtotal	123,583	16,118	852,044	4,918,548	975,627	4,934,666	5,910,293

Foreign Currency
Financial Institutions	24,272	-	504,363	1,684,949	528,635	1,684,949	2,213,584
Subtotal	24,272	-	504,363	1,684,949	528,635	1,684,949	2,213,584

Debentures
CPFL Energia	3,768	-	150,000	300,000	153,768	300,000	453,768
CPFL Paulista	47,653	-	213,333	908,925	260,986	908,925	1,169,911
CPFL Piratininga	23,337	-	-	418,421	23,337	418,421	441,759
RGE	18,596	-	126,667	323,002	145,263	323,002	468,265
CPFL Santa Cruz	2,677	-	-	64,682	2,677	64,682	67,359
CPFL Brasil	58,502	-	-	1,315,397	58,502	1,315,397	1,373,899
CPFL Geração	46,690	-	-	940,470	46,690	940,470	987,160
EPASA	15,848	-	104,417	98,784	120,265	98,784	219,049
BAESA	648	-	5,734	22,937	6,382	22,937	29,319
ENERCAN	309	-	2,708	48,822	3,017	48,822	51,839
Subtotal	218,028	-	602,859	4,441,440	820,887	4,441,440	5,262,327

Financial Debt	365,883	16,118	1,959,266	11,044,937	2,325,148	11,061,056	13,386,204

Hedge	-	-	-	-	(256,791)	(181)	(256,972)

Financial Debt Including Hedge	-	-	-	-	2,068,357	11,060,875	13,129,232
Percentage on total (%)	-	-	-	-	15.8%	84.2%	100%

With regard to financial debt, it is worth noting that R$ 11,061 million (84.2% of the total) are considered long term, and R$ 2,068 million (15.8% of the total) are considered short term.

4.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Total debt, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 13,616 million in 3Q11, growth of 45.9%. The nominal average cost of debt rose from 10.0% p.a. in 3Q10 to 11.5% p.a. in 3Q11, due to the upturn in the CDI interbank rate (from 9.2% to 11.5%). The real average cost of debt fell from 5.0% p.a. in 3Q10 to 3.9% p.a. in 3Q11, due to the upturn in the IPCA (from 4.7% to 7.3%). (accrued rates in the last 12 months)

Debt Profile – 3Q11

As a result of the funding operations and amortizations, there was an increase in the CDI-pegged portion (from 58.6%, in 3Q10, to 67.7%, in 3Q11) and prefixed (from 2.3%, in 3Q10, to 3.3%, in 3Q11), and a decrease in the portion tied to the TJLP-indexed portion (from 30.6%, in 3Q10, to 24.9%, in 3Q11) and the IGP-M/IGP-DI (from 7.5%, in 3Q10, to 3.7%, in 3Q11).

The foreign-currency and TJLP debt would have come to 16.6% and 25.9% of the total, respectively, if banking hedge operations had been excluded. However, as we consider contracted swap operations, which convert the indexation of debt in foreign-currency and TJLP to the CDI, the effective foreign-currency and TJLP debt is 0.3% (all of this possesses a natural hedge) and 24.9%, respectively.

4.3) Adjusted Net Debt

R$ Thousands	3Q11	3Q10	Var.
Total Debt	(13,616,393)	(9,332,878)	45.9%
(+) Available Funds	4,274,619	1,140,304	274.9%
(+) Judicial Deposit (1)	581,760	474,456	22.6%
(=) Adjusted Net Debt	(8,760,014)	(7,718,118)	13.5%

Note: (1) Related to the income tax of CPFL Paulista.

In 3Q11, adjusted net debt totaled R$ 8,760 million, an upturn of 13.5% (R$ 1,042 million).

The Company closed 3Q11 with a Net Debt / EBITDA ratio of 2.43x. Adjusting the EBITDA and excluding the balance of the debt of CPFL Renováveis, related to Bio Formosa and Bio Buriti Thermoelectric Facilities, which recently started operations, and Bio Ipê and Bio Pedra Thermoelectric Facilities, and Santa Clara Wind Farm, which are under construction, and have not started generating EBITDA to the group, the Net Debt / EBITDA would have been 2.29x.

5) INVESTMENTS

In 3Q11, R$ 465 million were invested in business maintenance and expansion, of which R$ 305 million in distribution, R$ 153 million in generation and R$ 7 million in commercialization and value added services (SVA). As result, CPFL Energia’s investments totaled R$ 1,202 million in 9M11, of which R$ 741 million in distribution, R$ 449 million in generation (R$ 339 million of CPFL Renováveis) and R$ 12 million in commercialization and value added services (SVA).

Listed below are some of the main investments made by CPFL Energia in each segment:

         (i)   Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

        (ii)   Generation: chiefly focused on Bio Formosa and Bio Buriti Thermoelectric Facilities, enterprises that have already entered into commercial operation, and Bio Ipê, Bio Pedra, Alvorada and Coopcana Thermoelectric Facilities, Salto Góes Small Hydro Power Plant and Santa Clara, Macacos I and Campo dos Ventos II Wind Farms, ongoing construction projects.

6) CASH FLOW

Consolidated Cash Flow (R$ Thousands)

	3Q11	Last 12M

Beginning Balance	4,402,948	1,140,304

Net Income Including Social Contribution and Income Tax	577,268	2,271,980

Depreciation and Amortization	196,049	777,693
Interest on Debts and Monetary and Foreign Exchange Restatements	402,110	1,034,289
Income Tax and Social Contribution Paid	(223,109)	(724,410)
Interest on Debts Paid	(185,906)	(728,567)
Others	63,446	(290,079)
	252,590	68,926

Total Operating Activities	829,858	2,340,906

Investment Activities
Acquisition of Property, Plant and Equipment, and Intangibles	(464,852)	(1,778,810)
Others	270,096	285,710
Total Investment Activities	(194,756)	(1,493,100)

Financing Activities
Loans and Debentures	1,420,990	5,816,182
Principal Amortization of Loans and Debentures	(1,434,346)	(2,287,010)
Dividends Paid	(750,075)	(1,240,371)
Others	-	(2,292)
Total Financing Activities	(763,431)	2,286,509

Cash Flow Generation	(128,329)	3,134,315

Ending Balance - 09/30/2011	4,274,619	4,274,619

The cash flow balance closed the 3Q11 at R$ 4,275 million, 2.9% (R$ 128 million) down on the opening figure. We highlight the following factors that contributed to this variation in the cash balance:

•      Cash increase:

         (i)   Cash from operating activities in the amount of R$ 830 million.

•      Cash decrease:

         (i)   Investments (sum of “Acquisition of Property, Plant and Equipment” and “Intangibles” accounts), in the amount of R$ 465 million (detailed in item 5, “Investments”);

        (ii)   Principal amortizations of loans and debentures, which exceeded funding by R$ 13 million;

       (iii)   Dividend payments related to 1H11, in the amount of R$ 750 million.

7) DIVIDENDS

On September 30, 2011, intermediary dividends related to 1H11 were paid to holders of common shares traded on the São Paulo Stock Exchange (BM&FBovespa S.A. Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA). The total declared amount was R$ 748 million, equivalent to R$ 0.777023176 per share and corresponding to 100% of controlling shareholders' net income for the period.

On October 12, 2011, intermediary dividends related to 1H11 were paid to holders of ADRs, traded on the New York Stock Exchange (NYSE). The paid amount was equivalent to US$ 0.8237 per ADR.

CPFL Energia's Dividend Yield
	1H09	2H09	1H10	2H10	1H11
Dividend Yield - last 12 months (1)	7.6%	7.9%	8.6%	6.9%	6.0%

Note: (1) Based on the average of the closing quotations in each half year period.

The 1H11 dividend yield, calculated on the average of the closing quotations in the period (R$ 22.05 per share) is 3.5% (6.0% in the last 12 months).

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE).

8) STOCK MARKET

8.1) Share Performance

CPFL Energia, which has a current free float of 30.7%, is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governace.

The shares closed the half year priced at R$ 20.63 per share and US$ 22.15 per ADR, respectively (closing price in 09/30/2011).

In 9M11, the shares appreciated 6.2% on the BM&FBOVESPA and depreciated 1.2% on the NYSE, outperforming major market indexes.

In the last 12 months, the shares appreciated 13.1% on the BM&FBOVESPA and 7.8% on the NYSE, also outperforming major market indexes.

8.2) Average Daily Volume

The daily trading volume in 9M11 averaged R$ 33.7 million, of which R$ 13.6 million on the BM&FBOVESPA and R$ 20.1 million on the NYSE, 1.1% up on 2010. The number of trades on the BM&FBOVESPA increased by 27.0%, rising from a daily average of 1,406, in 2010, to 1,786, in 9M11.

8.3) Ratings

CPFL Energia’s rating was maintained the same, by Standard and Poor’s and Fitch Ratings, after the acquisition of Jantus and the joint venture with ERSA.

The following table shows the evolution of CPFL Energia’s corporate ratings:

9) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four principles – transparency, equity, accountability and corporate responsibility – and is adopted by all the companies in the CPFL group.

CPFL Energia is listed on the Novo Mercado of the BM&FBOVESPA and its Level III ADRs are traded on the NYSE, being submitted to arbitration at the BM&FBOVESPA’s Market Arbitration Chamber. The company's capital stock is composed of common shares only, and ensures tag-along rights equivalent to 100% of the amount paid to the controlling shareholders in the case of disposal of control.

The Company’s Board of Directors has as its objetive to define the overall business guidelines and elect the Board of Executive Officers, among other responsibilities determined by the law and the Bylaws. Its working rules are defined in the Internal Rules. The Board is composed of one independent member and six members designated by the controlling shareholders, with a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary, electing, among its members, the Chairman and the Vice-Chairman. No member may serve on the Company’s Board of Executive Officers.

The Board of Directors constituted three committees and defined its competence in a sole Internal Rules: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategies, budgets, energy purchases, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee, in accordance with the rules of the Securities and Exchange Commission (SEC). The Fiscal Council’s working rules are defined in the Internal Rules and in the Fiscal Council Guide.

The Board of Executive Officers comprises seven officers, with a two-year term of office, being admitted the reelection. It represents the Company and manages its business in accordance with the policy defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory officers.

10) CURRENT SHAREHOLDERS STRUCTURE – 09/30/2011

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Notes:  ........... Controlling shareholders;

(1)  Includes the 0.1% stake of the company Camargo Corrêa S.A.;

(2)  Termoparaíba and Termonordeste Thermoelectric Facilities;

(*) Pro-forma - CPFL Energia owns a 54.5% interest in CPFL Renovaveis through CPFL Geração, with 43.6482% and CPFL Brasil with 10.8518% (without the SIIF projects).

11) PERFORMANCE OF THE BUSINESS SEGMENTS

11.1) Distribution Segment

11.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Thousands)
	3Q11	3Q10	Var.	9M11	9M10	Var.
Gross Operating Revenues	4,369,268	4,029,752	8.4%	12,521,290	11,736,179	6.7%
Net Operating Revenues	2,855,460	2,671,168	6.9%	8,135,028	7,719,665	5.4%
Cost of Electric Power	(1,654,965)	(1,574,504)	5.1%	(4,622,757)	(4,444,822)	4.0%
Operating Costs & Expenses	(681,682)	(670,522)	1.7%	(1,966,940)	(1,740,791)	13.0%
EBIT	518,812	426,141	21.7%	1,545,331	1,534,051	0.7%
EBITDA (IFRS)(1)	583,708	490,427	19.0%	1,748,941	1,723,668	1.5%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	652,658	580,006	12.5%	NA	NA	NA
Financial Income (Expense)	(92,369)	(13,171)	601.3%	(166,963)	(42,524)	292.6%
Income Before Taxes	426,443	412,970	3.3%	1,378,369	1,491,527	-7.6%
NET INCOME (IFRS)	284,463	274,739	3.5%	935,294	1,009,819	-7.4%
NET INCOME (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	325,520	324,576	0.3%	NA	NA	NA

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects;

(4)    The distributors’ financial performance tables are attached to this report in item 12.6.

NA = Not applicable.

Operating Revenue

Gross operating revenue in 3Q11 reached R$ 4,369 million, representing an increase of 8.4% (R$ 340 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue would have amounted to 4,055 million, an increase of 8.6% (R$ 321 million).

Deductions from the operating revenue were R$ 1,514 million, representing an increase of 11.4% (R$ 155 million), mainly due to the following factors: (i) increase in taxes on revenue (R$ 105 million); (ii) increase in CCC and CDE sector charges (R$ 41 million); (iii) increase in the amounts related to Proinfa (R$ 37 million); and (iv) increase in RGR (R$ 4 million). The increase in the deductions from the operating revenue was partially offset by the reduction of the amounts related to the R&D and energetic efficiency program (R$ 32 million).

Net operating revenue reached R$ 2,855 million in 3Q11, representing an increase of 6.9% (R$ 184 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue would have amounted to 2,541 million, an increase of 7.0% (R$ 166 million).

The upturn in operating revenue was mainly caused by the following factors:

•         Tariff adjustments of the distribution companies;

•         Increase of 3.0% in the sales volume to the captive market;

•         Increase of 7.2% (R$ 22 million) in the gross revenue of TUSD from free customers, mainly due to the migration of captive customers to the free market;

•         Increase of 25.3% (R$ 8 million) in other revenues.

Cost of Electric Power

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,655 million in 3Q11, representing an increase of 5.1% (R$ 80 million):

•      The cost of electric power purchased for resale in 3Q11 was R$ 1,318 million, representing an increase of 1.4% (R$ 18 million), due to the following effects:

            (i)        Increase in the cost of energy purchased through bilateral contracts (R$ 45.2 million), caused by the increase of 14.5% (1.022 GWh) in the volume of purchased energy, partially offset by the reduction of 9.0% in the average purchase price. This reduction was partially offset by the non-recurring  increase related to the re-accounting for the energy cost of Epasa in 2010 (R$ 12 million).

Partially offsetting:

            (i)        Decrease in the cost of energy purchased in the short term (R$ 16.1 million), due to the reduction of 52.0% in the average purchase price, partially offset by the rise of 30.7% (210 GWh) in the volume of purchased energy;

           (ii)        Decrease in the cost of energy from Itaipu (R$ 8.0 million), mainly due to the reduction of 3.5% in the average purchase price (reduction of 7.95% in the 3Q11 average exchange rate, compared to the 3Q10). This decrease was partially offset by the increase of 0.3% (9 GWh) in the volume of purchased energy;

          (iii)        Decrease in the PROINFA cost (R$ 2.2 million), due to the 38.2% reduction in the average purchase price, partially offset by the increase of 54.1% (83 GWh) in the volume of purchased energy;

         (iv)        Increase  in Pis and Cofins tax credits, generated from the energy purchase (R$ 1.1 million).

•      Charges for the use of the transmission and distribution system reached R$ 337 million in 3Q11, an increase of 22.8% (R$ 63 million), mainly due to the following factors:

            (i)        Increase in the basic network charges (R$ 42 million), mainly due to the increases in CPFL Paulista (R$ 22.6 million) and CPFL Piratininga (R$ 12.6 million);

           (ii)        Increase in the system service usage charges - ESS (R$ 18 million);

          (iii)        Increase in the charges for the use of the distribution system (R$ 4 million);

         (iv)        Increase in Itaipu charges (R$ 4 million).

Partially offsetting:

            (i)        Increase in the Pis and Cofins tax credits (R$ 5 million), generated from the charges for the use of the transmission and distribution.

Operating Costs and Expenses

Operating costs and expenses were R$ 682 million in 3Q11, registering an increase of 1.7% (R$ 11 million), due to the following factors:

•      Increase of 6.3% (R$ 19 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 314 million in 3Q11, has its counterpart in the “operating revenue”;

•      The PMSO item reached R$ 303 million in 3Q11, registering a decrease of 2.6% (R$ 8 million), mainly due to the following factors (that need to be excluded for comparison purposes with 3Q10):

            (i)        Decrease in legal and judicial expenses and indemnities of CPFL Paulista, due to the non-recurring increase in 3Q10, due to the acknowledgement of the provision for a labor contingency related to the judicial agreement celebrated with the São Paulo Engineers Labor Union (R$ 20 million);

           (ii)        Non-recurring  effect related to the reversal of the provision of expenses with physical inventory of assets (R$ 17 million), in the subsidiaries CPFL Paulista (R$ 10.0 million), CPFL Piratininga (R$ 2.1 million), CPFL Santa Cruz (R$ 2.0 million), CPFL Sul Paulista (R$ 1.1 million), CPFL Leste Paulista (R$ 0.8 million), CPFL Mococa (R$ 0.8 million) and CPFL Jaguari (R$ 0.4 million). These expenses have been accrued in accordance with Aneel’s Resolution No. 367/09, but will not be fully realized in 2011, should occur in 2012.

Partially offsetting:

            (i)        Non-recurring  increase on Personnel expenses related to the complement of the Incentivated Retirement Program – PAI, due to the additional adherences (R$ 3 million).

Excluding these effects, PMSO for 3Q11 would have totaled R$ 317 million and PMSO for 3Q10 would have been R$ 290 million, an increase of 9.5% (R$ 28 million).

The principal factors explaining the variation in PMSO, after excluding the effects already mentioned were:

         (i)       Expenses with material, which registered an increase of 46.6% (R$ 8 million), mainly due to the increases:

✓  CPFL Paulista (R$ 4.7 million), due to the increase in expenses with the maintenance of lines and networks (R$ 2.9 million) and other acquisitions of materials (R$ 2.0 million);

✓  RGE (R$ 1.6 million), mainly due to the increase in expenses with the maintenance of lines and networks (R$ 0.7 million), with safety tools and equipment (R$ 0.6 million) and the prices adjustments;

✓  CPFL Piratininga (R$ 0.8 million), due to the increase in expenses with the maintenance of lines and networks (R$ 0.3 million) and other acquisitions of materials (R$ 0.2 million);

        (ii)       Outsourced services expenses, which registered an increase of 17.3% (R$ 16 million) mainly due to the following factors:

✓  CPFL Paulista (R$ 7 million), due to the increase in expenses with global enterprise services (R$ 2 million), consulting (R$ 2 million), hardware/software maintenance (R$ 2 million), and reading, delivery and collection of energy bill (R$ 1 million). From outsourced services expenses of CPFL Paulista, R$ 6 million were provided by Group companies and thus eliminated on Consolidation;

✓  RGE (R$ 7 million), due to the increase in expenses with hardware/software maintenance (R$ 5 million), and with consulting (R$ 2 million). From outsourced services expenses of RGE, R$ 1 million were eliminated on Consolidation;

✓  CPFL Piratininga: increase in expenses with consulting (R$ 1 million), and delivery of energy bill (R$ 1 million);

       (iii)       Other operating costs/expenses, which registered an increase of 8.6% (R$ 4 million), due to the reduction, in 3Q10, of expenses of the provision for doubtful debts of RGE, caused by the recovery of uncollectible accounts receivable (R$ 5 million).

•      Depreciation and Amortization, which represented a net increase of 1.0% (R$ 1 million).

Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a cost reversal of R$ 70 million in 3Q10 and R$ 71 million in 3Q11 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

EBITDA

Based on the mentioned factors, 3Q11 EBITDA (IFRS) reached R$ 584 million, registering an increase of 19.0% (R$ 93 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the EBITDA (IFRS + Regulatory Assets and Liabilitites – Non-recurring effects) would have totaled R$ 580 million in 3Q10 and R$ 653 million in 3Q11, an increase of 12.5% (R$ 73 million).

Financial Result

The 3Q11 net financial expense was R$ 92 million, a 601.3% increase (R$ 79 million) compared with the net financial expense of R$ 13 million reported in 3Q10.

The items explaining these changes are as follows:

•         Financial Expenses: increase of 117.6% (R$ 117 million), from R$ 99 million in 3Q10 to R$ 216 million in 3Q11. This variation is mainly due to the upturn in debt charges and in monetary restatements and currency variations (R$ 105 million), as a result of: (i) the increase in the debt balance; (ii) the increase in the CDI Interbank rate, from 2.6% in 3Q10 to 3.0% in 3Q11 (R$ 18 million); and (iii) the currency effect in the purchase of energy from Itaipu (difference between the invoice and the payment day + adjustment until the end of the month for the open invoices) (R$ 32 million);

•         Financial Revenues: increase of 43.8% (R$ 38 million), from R$ 86 million in 3Q10 to R$ 124 million in 3Q11, mainly due to the income from financial investments (R$ 30 million), as a result of the increase in the investment balance and the increase in the CDI Interbank rate.

Net Income

Net income (IFRS) in 3Q11 was R$ 284 million, an increase of 3.5% (R$ 10 million).

Considering the regulatory assets and liabilities, including the effects on the financial result (net of taxes) and excluding the non-recurring effects, the net income (IFRS + Regulatory Assets and Liabilities – Non-recurring effects) would have totaled R$ 325 million in 3Q10 and R$ 326 million in 3Q11, an increase of 0.3% (R$ 1 million).

11.1.2) Tariff Review

Tariff Revisions
Distribution Company	Period	Date of Next Tariff Revision
CPFL Piratininga	Each 4 years	October 2011
CPFL Santa Cruz	Each 4 years	February 2012
CPFL Jaguariúna
CPFL Leste Paulista	Each 4 years	February 2012
CPFL Jaguari	Each 4 years	February 2012
CPFL Sul Paulista	Each 4 years	February 2012
CPFL Mococa	Each 4 years	February 2012
CPFL Paulista	Each 5 years	April 2013
RGE	Each 5 years	April 2013

Note: (1) Date postponed by Aneel, through the Ratifying Resolution 1,223 of October 18, 2011.

11.1.2.1) CPFL Piratininga

Aneel Ratifying Resolution No. 1,223 of October 18, 2011 postponed the effective date of CPFL Piratininga tariffs, until the conclusion of the Public Hearing AP 040, for the definition of the methodology used in the third Tariff Revision cycle. Aneel’s Officers Meeting held on November 8 and 9 approved almost all the items that compose the referred methodology. The only pending item, which refers to “other revenues”, will be voted on November 22. Therefore, the application of this methodology shall occur in 2012.

Main changes for the third Tariff Revision cycle:

•         Operating costs: There is no more “Aneel’s referente company”, but the costs defined in the prior Tariff Revision cycle (the second one) will be updated reverting to the tariff reasonableness the average productivity gains achieved by the distribution companies. In addition, a comparative evaluation of the distribution companies’ efficiency will be done. If there is a difference between the two results, a trajectory of the operating costs will be defined through the X Factor.

•         Weighted Average Cost of Capital (WACC): Decreased from 9.95% to 7.5% (real and net of taxes). The decrese reflects the risk perception to invest in energy distribution in Brazil and the decrease of the fund raising costs by the distribution companies, besides the adjustments in the methodology, such as: the exclusion of the regulatory risk, the country risk stablished by the median and the capture of tax incentive, among others.

•         XPd Factor - Productivity Component: The productivity gains will be estimated based on the historical relation between the marked expansion and the growth of the distribution companies costs. (XPd: central point of 1.11%, ex-ante calculation).

•         XQ Factor – Quality Component: The methodology was maintained, but the trajectories will be re-defined, considering the best performances achieved by the distribution companies. The best performers will have a higher benefit and a lower penalty. The reverse will be done for the companies that present the worst quality performance, always comparing it with its own historical performance. (For XQ=0, the variation of quality index will be between -5% and +5%).

•         XT Factor – Trajectory: Will be attributed if the operating costs defined in the second Tariff Revision cycle (after the update by the productivity gains), are not within the range of the efficient operating costs defined by the benchmarking methodology. (XT limited to +/-2%).

•         Other revenues: This issue is expected to be analysed by Aneel on November 22, 2011.

Unrecoverable revenues: It will be considered the provision for doubtfull by consumer class and on sector charges, according to the limit established by Aneel.

11.1.3) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Jaguariúna
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

11.1.3.1) CPFL Piratininga

Aneel Ratifying Resolution 1,075 of October 19 2010 readjusted electric energy tariffs of CPFL Piratininga by 10.11%, made up of 8.59% with respect to the Tariff Readjustment and 1.52% with respect to external financial components to the Annual Tariff Readjustment, corresponding to an average effect of +5.66% on consumer billings. The new tariffs came into effect on October 23 2010.

11.1.3.2) CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 3 2011, Aneel published in the Federal Official Gazette, the Annual Tariff Readjustment Indices for 2011 for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, effective from the same date, as shown in the table at the end of item “11.1.3.5”.

11.1.3.3) CPFL Paulista

Aneel Ratifying Resolution 1,130 of April 5 2011 readjusted the electricity energy tariffs at CPFL Paulista by 7.38%, 6.11% relative to the Tariff Readjustment and 1.26% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an annual impact of 7.23% on the billings of captive consumers. The new tariffs came into effect on April 8 2011 and will remain in force until April 7 2012.

11.1.3.4) RGE

Aneel Ratifying Resolution 1,153 of June 14 2011 readjusted the electricity energy tariffs at RGE by 17.21%, 8.58% relative to the Tariff Readjustment and 8.63% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 6.74% on the billings of captive consumers. The new tariffs came into effect on June 19 2011 and will remain in force until June 18 2012.

11.1.3.5) Table with Adjustments

The adjustments are presented per distributor in the following table:

11.2) Commercialization and Services Segment (excluding CPFL Renováveis)

Consolidated Income Statement - Commercialization and Services (R$ Thousands)
	3Q11(2)	3Q10(3)	Var.
Gross Operating Revenues	542,683	568,297	-4.5%
Net Operating Revenues	480,126	507,914	-5.5%
EBITDA (IFRS)(1)	61,108	81,434	-25.0%
NET INCOME (IFRS)	33,929	54,857	-38.2%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions;

(2)    Excludes CPFL Renováveis;

(3)    Amounts reported before the joint venture between CPFL Energia and ERSA. Includes, therefore, the assets that, before the referred joint venture, were consolidated within the Commercialization and Services Segment.

Operating Revenue

In 3Q11, gross operating revenue reached R$ 543 million, representing a decrease of 4.5% (R$ 26 million), while net operating revenue moved down by 5.5% (R$ 28 million) to R$ 480 million.

EBITDA

In 3Q11, EBITDA totaled R$ 61 million, a decrease of 25.0% (R$ 20 million).

Net Income

In 3Q11, net income amounted to R$ 34 million, down by 38.2% (R$ 21 million).

11.3) Conventional Generation Segment (excluding CPFL Renováveis)

11.3.1) Economic-Financial Performance

Consolidated Income Statement - Generation (R$ Thousands)
	3Q11(4)	3Q10(5)	Var.
Gross Operating Revenues	387,102	314,850	22.9%
Net Operating Revenues	359,873	295,516	21.8%
Cost of Electric Power	(21,245)	(65,437)	-67.5%
Operating Costs & Expenses	(105,504)	(72,890)	44.7%
EBIT	233,123	157,189	48.3%
EBITDA (IFRS)(1)	296,132	201,085	47.3%
EBITDA (IFRS - Non-Recurring)(2)	266,696	201,085	32.6%
Financial Income (Expense)	(115,592)	(59,662)	93.7%
Income Before Taxes	117,531	97,528	20.5%
NET INCOME (IFRS)	82,880	60,807	36.3%
NET INCOME (IFRS - Non-Recurring)(3)	63,452	60,807	4.3%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions;

(2)    EBITDA (IFRS - Non-recurring) considers, besides the items mentioned above, the exclusion ofthe non-recurring effects;

(3)    Net Income (IFRS - Non-recurring) excludes the non-recurring effects;

(4)    Excludes CPFL Renováveis;

(5)    Amounts reported before the joint venture between CPFL Energia and ERSA. Includes, therefore, the assets that, before the referred joint venture, were consolidated within the Generation Segment.

Operating Revenue

In 3Q11, gross operating revenue reached R$ 387 million, representing an increase of 22.9% (R$ 72 million), while net operating revenue moved up by 21.8% (R$ 64 million) to R$ 360 million.

This variation is mainly due to the net additional revenue, in the amount of R$ 100 million, as a result of: (i) the non-recurring effect related to the re-accounting for the difference in energy cost of Epasa in 2010 (R$ 29 million); and (ii) the beginning of operations of Foz do Chapecó Hydroelectric Facility, in October 2010, and of Epasa’s 2 thermoelectric facilities, in January 2011 (R$ 71 million).

The upturn in operating revenue was partially offset by the reduction resulting from the corporate restructuring: some companies that, in 3Q10, were consolidated within the generation segment will be consolidated within CPFL Renováveis.

It is important to remember that part of the sales of these projects is made to Group companies.

Cost of Electric Power

In 3Q11, the cost of electric power decreased 67.5% (R$ 44 million) to R$ 21 million, chiefly due to the following factors:

•      Epasa: expenses increment, in 3Q10, of R$ 44 million with the energy acquisition (277 GWh), to honour the commitments taken, while it hasn’t started the operations of Termonordeste and Termoparaíba Thermoelectric Plants;

•      Foz do Chapecó Hydroelectric Facility: expenses increment, in 3Q10, of R$ 8 million with the energy acquisition, to honour the commitments taken.

This increase of the cost of electric power was partially offset by the rise in the charges for the use of the transmission system related to Foz do Chapecó Hydroelectric Facility (R$ 6 million) and Epasa (R$ 2 million), due to the start-up of the facilities.

Operating Costs and Expenses

In 3Q11, operating costs and expenses moved up by 44.7% (R$ 33 million) to R$ 106 million, chiefly due to the increase of:

•      The PMSO item reached R$ 42 million in 3Q11, an increase of 46.6% (R$ 14 million), mainly due to the following factor (that needs to be excluded for comparison purposes with 3Q10): start-up of Foz do Chapecó Hydroelectric Facility and Epasa – Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 8 million).

Excluding this effect, PMSO for 3Q11 would have totaled R$ 35 million and PMSO for 3Q10 would have been R$ 29 million, an increase of 22.1% (R$ 6 million).

The main factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

✓  Personnel Expenses, which reached R$ 9 million, an increase of 4.7% (R$ 0.4 million) due to, among other factors, the Collective Bargaining Agreement for 2011;

✓  Outsourced Services Expenses, which reached R$ 9 million, an increase of 35.5% (R$ 2.4 million) mainly due to the following upturns, in CPFL Geração: (i) consulting expenses (R$ 1.9 million); and (ii) technical employees reinforcing (R$ 0.5 million);

✓  Other Operating Costs/Expenses, which reached R$ 16 million, an increase of 28.9% (R$ 3.6 million), mainly due to the increase in the expenses with royalties in the controlled companies Ceran and Enercan (R$ 2.4 million).

•      Depreciation and Amortization, which represented a net increase of 44.0% (R$ 19 million), mainly due to the start-up of Foz do Chapecó Hydroelectric Facility (R$ 17 million) and Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 4 million).

EBITDA

In 3Q11, EBITDA (IFRS) was R$ 296 million, an increase of 47.3% (R$ 95 million).

Excluding the non-recurring effects, EBITDA (IFRS – Non-recurring effects) would have totaled R$ 201 million in 3Q10 and R$ 267 million in 3Q11, an increase of 32.6% (R$ 66 million).

Financial Result

In 3Q11, net financial expense was R$ 116 million, up by 93.8% (R$ 56 million). The items explaining these changes are as follows:

•      Financial Revenues: moved from R$ 17 million in 3Q10 to R$ 19 million in 3Q11 (R$ 2 million increase), mainly due to the income from financial investments, as a result of the increase in the investment balance and the increase in the CDI Interbank rate;

•      Financial Expenses: moved from R$ 77 million in 3Q10 to R$ 135 million in 3Q11 (R$ 58 million increase), chiefly due to the following factors:

            (i)        Upturn in debt charges and in monetary restatements and currency variations, due to: (i) the increase in the debt balance; and (ii) the increase in the CDI Interbank rate, from 2.6% in 3Q10 to 3.0% in 3Q11;

           (ii)        Additional financial expense (R$ 42 million) related to the start-up of Foz do Chapecó Hydroelectric Facility (R$ 28.5 million) and Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 13.3 million).

Net Income

In 3Q11, net income (IFRS) was R$ 83 million, an increase of 36.3% (R$ 22 million).

Excluding the non-recurring effects, net income (IFRS – Non-recurring effects) would have totaled R$ 61 million in 3Q10 and R$ 63 million in 3Q11, an increase of 4.3% (R$ 3 million).

11.4) CPFL Renováveis

11.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (R$ Thousands)
	3Q11(2)	3Q10(3)	Var.
Gross Operating Revenues	50,880	31,873	59.6%
Net Operating Revenues	48,432	28,018	72.9%
Cost of Electric Power	(4,134)	(2,407)	71.8%
Operating Costs & Expenses	(31,024)	(779)	3884.0%
EBIT	13,274	24,832	-46.5%
EBITDA (IFRS)(1)	21,265	14,409	47.6%
Financial Income (Expense)	3,113	NA	NA
Income Before Taxes	16,386	NA	NA
NET INCOME (IFRS)	12,574	NA	NA

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions;

(2)    3Q11 includes only the months of August and September 2011;

(3)    Pro-forma Income Statement, elaborated for comparison purposes with 3Q10.

Main impacts of CPFL Renováveis over CPFL Energia’s Economic-Financial Performance in 3Q10:

Operating Revenue

In 3Q11, gross operating revenue reached R$ 51 million, representing an increase of 59.6% (R$ 20 million), while net operating revenue moved up by 72.9% (R$ 20 million) to R$ 48 million. This variation is mainly due to the increase in the amount of R$ 27 million, as a result of:

•      The new assets, resulting from de joint venture between CPFL Energia and ERSA;

•      The start-up of Baldin Biomass Thermoelectric Facility, in August 2010, and Bio Formosa Thermoelectric Facility, in September 2011;

•      The price adjustments of other assets which were before CPFL Geração.

Operating Costs and Expenses

In 3Q11, operating costs and expenses moved up by R$ 30 million to R$ 31 million, chiefly due to the following factors:

•      Additional PMSO of CPFL Renováveis, related to new operating assets, resulting from de joint venture with ERSA (R$ 21 million);

•      Additional Depreciation and Amortization related to CPFL Renováveis (R$ 8 million).

EBITDA

In 3Q11, EBITDA (IFRS) was R$ 21 million, an increase of 47.6% (R$ 7 million).

Additional EBITDA of CPFL Renováveis, related to new operating assets, resulting from de joint venture with ERSA, was R$ 5 million.

Financial Result

Additional financial expense coming from CPFL Renováveis was R$ 12 million.

Net Income

In 3Q11, net income (IFRS) was R$ 13 million.

Additional net income of CPFL Renováveis, related to new operating assets, resulting from de joint venture with ERSA, was R$ 13 million.

11.4.2) Status of Generation Projects

Bio Formosa Thermoelectric Facility – Operating

Bio Formosa Thermoelectric Facility, located at Rio Grande do Norte State, began its commercial operations on September 2, 2011. R$ 132 million were invested in the project. The installed capacity is of 40 MW and the assured power is of 16 average-MW. Approximately 70% of the assured power (11 average-MW) was sold in the A-5 Auction occurred in 2006 (price: R$ 179.10/MWh – December 2010) and the remaining energy will be sold to the free market. Capital structure (estimated): 81% BNDES (36% à  TJLP + 1.9% p.a. and 64% à  5.5% p.a. pre) and 19% equity. Average maturity: 12 years.

Bio Buriti Thermoelectric Facility – Operating

Bio Buriti Thermoelectric Facility, located at Buritizal (São Paulo State), began its commercial operations on October 7, 2011. R$ 148 million were invested in the project. The installed capacity is of 50 MW and the assured power is of 21 average-MW (exported to CPFL Brasil). Capital structure (estimated): 80% BNDES (36% à  TJLP + 1.9% p.a. and 64% à  5.5% p.a. pre) and 20% equity. Average maturity: 12 years.

Bio Ipê Thermoelectric Facility

Bio Ipê Thermoelectric Facility, located at Nova Independência (São Paulo State), is under construction (93% of works completed – September 2011). Commercial start-up is scheduled for 4Q11. The estimated investment in the project is of R$ 26 million. The installed capacity is of 25 MW and the assured power is of 8.4 average-MW. Capital structure (estimated): 87% BNDES (74% à  TJLP + 1.9% p.a. and 26% à  5.5% p.a. pre) and 13% equity. Average maturity: 14 years.

Bio Pedra Thermoelectric Facility

Bio Ipê Thermoelectric Facility, located at Serrana (São Paulo State), is under construction (45% of works completed – September 2011). Commercial start-up is scheduled for 2Q12. The estimated investment in the project is of R$ 205 million. The installed capacity is of 70 MW and the assured power is of 24.4 average-MW. The energy was sold in the 3rd Reserve Energy Auction occurred in August 2010 (price: R$ 145.48/MWh). Capital structure (estimated): 80% BNDES (26% à  TJLP + 1.9% p.a. and 74% à  5.5% p.a. pre) and 20% equity. Average maturity: 11 years.

Alvorada Thermoelectric Facility

Alvorada Thermoelectric Facility, located at Araporã (Minas Gerais State), is under construction (6% of works completed – September 2011). Commercial start-up is scheduled for 2Q13. The estimated investment in the project is of R$ 154 million. The installed capacity is of 50 MW and the assured power is of 18 average-MW.

Coopcana Thermoelectric Facility

Coopcana Thermoelectric Facility, located at São Carlos do Ivaí (Paraná State), is under construction (4% of works completed – September 2011). Commercial start-up is scheduled for 1Q13. The estimated investment in the project is of R$ 153 million. The installed capacity is of 50 MW and the assured power is of 18 average-MW.

Salto Góes Small Hydro Power Plant

Salto Góes Small Hydro Power Plant, located at Santa Catarina State, is under construction (48% of works completed – September 2011). Commercial start-up is scheduled for 1Q13. The estimated investment in the project is of R$ 136 million. The installed capacity is of 20 MW and the assured power is of 11.1 average-MW. The energy was sold in an Auction (price: R$ 151.43/MWh – January 2011).

Santa Clara I, II, III, IV, V and VI and Eurus VI Wind Farms

Santa Clara I, II, III, IV, V and VI and Eurus VI Wind Farms, located at Rio Grande do Norte State, are under construction (30% of works completed – September 2011). Start-up is scheduled for 3Q12. The estimated investment in the project is of R$ 801 million. The installed capacity is of 188 MW and the assured power is of 76 average-MW. The energy was sold in the Reserve Auction occurred in December 2009 (price: R$ 159.00/MWh – December 2010). Capital structure (estimated): 70% BNDES (TJLP + 1.7% p.a.) and 30% equity. Average maturity: 16 years.

Macacos I Complex Wind Farms (Macacos, Pedra Preta, Costa Branca and Juremas)

Macacos I Complex Wind Farms (Macacos, Pedra Preta, Costa Branca and Juremas), located at Rio Grande do Norte State, are under construction (8% of works completed – September 2011). Start-up is scheduled for 3Q13. The estimated investment in the project is of R$ 374 million. The installed capacity is of 78.2 MW and the assured power is of 37.1 average-MW. The energy was sold in Alternative Sources Auction occurred in August 2010 (price: R$ 136.12/MWh – December 2010).

Campo dos Ventos II Wind Farm

Campo dos Ventos II Wind Farm, located at Rio Grande do Norte State, is under construction (6% of works completed – September 2011). Start-up is scheduled for 3Q13. The estimated investment in the project is of R$ 127 million. The installed capacity is of 30 MW and the assured power is of 14 average-MW. The energy was sold in the 3rd Reserve Energy Auction occurred in August 2010 (price: R$ 127.22/MWh – December 2010).

Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V, São Domingos and Ventos de São Martinho)

The start-up of Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V, Ventos de São Domingos and Ventos de São Martinho), located at Rio Grande do Norte State, is scheduled for 2Q14. The beginning of construction depends upon the approval of the National Electric Energy Agency – ANEEL. The estimated investment in the project is of R$ 660 million. The installed capacity is of 138 MW and the assured power is of 68.5 average-MW.

São Benedito Complex Wind Farms (Santa Mônica, Santa Úrsula, Ventos de São Benedito and Ventos de São Dimas)

The start-up of São Benedito Complex Wind Farms (Santa Mônica, Santa Úrsula, Ventos de São Benedito e Ventos de São Dimas), located at Rio Grande do Norte State, is scheduled for 2Q14. The beginning of construction depends upon the approval of the National Electric Energy Agency – ANEEL. The estimated investment in the project is of R$ 506 million. The installed capacity is of 116 MW and the assured power is of 60.6 average-MW.

11.4.3) Acquisition of Santa Luzia Small Hydro Power Plant

CPFL Renováveis have released, on August 17, 2011, an Announcement to the Market informing that it acquired from PST Energias Renováveis e Participações S.A. 100% of the shares of Santa Luzia Energética S.A., owner of Santa Luzia Small Hydro Power Plant, located in the municipalities of São Domingos and Iguaçu, state of Santa Catarina, with installed capacity of 28.5 MW and assured energy of 18 average-MW. The transfer of control of the shares depends upon the prior approval of the appropriate authorities, such as the National Electric Energy Agency – ANEEL and the Brazilian National Economic and Social Development Bank – BNDES. The Santa Luzia Small Hydro Power Plant has been in commercial operation since July 2011 and the entire amount of its assured energy has been sold through long-term contracts, of which 14 average-MW sold in the Renewable Sources Auction occurred in 2007 (price: R$ 170.00/MWh – June 2011) and the remaining in a contract with a free customer.

12) ATTACHMENTS

12.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	09/30/2011	12/31/2010	09/30/2010

CURRENT ASSETS
Cash and Cash Equivalents	4,274,619	1,562,897	1,140,304
Consumers, Concessionaries and Licensees	1,865,275	1,816,073	1,893,347
Financial Investments	44,744	42,533	40,837
Recoverable Taxes	208,659	193,020	178,749
Derivatives	256,791	244	361
Materials and Supplies	42,816	24,856	22,158
Leases	4,443	4,754	4,020
Other Credits	444,535	253,812	228,164
TOTAL CURRENT ASSETS	7,141,882	3,898,190	3,507,940

NON-CURRENT ASSETS
Consumers, Concessionaries and Licensees	186,685	195,738	180,586
Judicial Deposits	1,079,399	890,685	862,071
Financial Investments	46,837	72,823	87,453
Recoverable Taxes	166,385	138,966	135,986
Derivatives	224	82	159
Deferred Taxes	1,096,980	1,183,460	1,182,177
Leases	24,729	26,315	23,830
Concession Financial Assets	1,233,886	934,646	825,466
Employee Pension Plans	5,800	5,800	11,743
Investments at Cost	116,654	116,654	116,654
Other Credits	217,932	222,100	282,295
Property, Plant and Equipment	6,982,472	5,786,465	5,603,183
Intangible	7,759,064	6,584,874	6,416,894
TOTAL NON-CURRENT ASSETS	18,917,048	16,158,607	15,728,497

TOTAL ASSETS	26,058,930	20,056,797	19,236,437

12.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2011	12/31/2010	09/30/2010

LIABILITIES

CURRENT LIABILITIES
Suppliers	1,197,365	1,047,385	1,176,989
Accrued Interest on Debts	147,854	40,516	56,379
Accrued Interest on Debentures	218,028	118,066	114,639
Loans and Financing	1,356,407	578,867	555,373
Debentures	602,859	1,509,958	1,311,138
Employee Pension Plans	37,967	40,103	43,801
Regulatory Charges	145,065	123,541	119,130
Taxes, Fees and Contributions	488,434	455,248	524,968
Dividends and Interest on Equity	21,603	23,813	23,076
Accrued Liabilities	121,574	58,688	72,093
Derivatives	-	3,982	3,372
Public Utilities	27,212	17,287	16,743
Other Accounts Payable	513,208	410,869	401,298
TOTAL CURRENT LIABILITIES	4,877,576	4,428,323	4,418,999

NON-CURRENT LIABILITIES
Accrued Interest on Debts	16,118	29,155	17,938
Loans and Financing	6,603,497	4,917,843	4,614,767
Debentures	4,441,440	2,212,314	2,020,542
Employee Pension Plans	454,993	570,877	605,759
Taxes, Fees and Contributions	625	960	1,139
Deferred Taxes	651,892	277,767	280,233
Reserve for Contingencies	314,068	291,265	289,017
Derivatives	43	7,883	1,433
Public Utilities	437,301	429,632	420,325
Other Accounts Payable	164,100	141,124	194,523
TOTAL NON-CURRENT LIABILITIES	13,084,079	8,878,819	8,445,676

SHAREHOLDERS' EQUITY
Capital	4,793,424	4,793,424	4,793,424
Capital Reserve	16	16	16
Legal Reserve	418,665	418,665	341,751
Additional Proposed Dividend	-	486,040	-
Revaluation Reserve	1,104,691	795,563	785,351
Retained Earning (Loss)	417,060	-	196,174
	6,733,856	6,493,708	6,116,716
Non-Controlling Shareholders' Interest	1,363,418	255,948	255,046
TOTAL SHAREHOLDERS' EQUITY	8,097,274	6,749,656	6,371,762

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	26,058,930	20,056,797	19,236,437

12.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	3Q11	3Q10	Variation	9M11	9M10	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,824,174	3,482,626	9.81%	11,015,653	10,421,641	5.70%
Electricity Sales to Distributors	339,763	348,380	-2.47%	914,567	845,887	8.12%
Revenue from building the infrastructure	314,135	295,403	6.34%	778,153	698,867	11.34%
Other Operating Revenues(1)	380,015	368,075	3.24%	1,174,968	998,906	17.63%
	4,858,087	4,494,484	8.09%	13,883,340	12,965,301	7.08%

DEDUCTIONS FROM OPERATING REVENUES	(1,565,864)	(1,395,609)	12.20%	(4,523,475)	(4,120,142)	9.79%
NET OPERATING REVENUES	3,292,224	3,098,875	6.24%	9,359,864	8,845,159	5.82%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,278,806)	(1,379,348)	-7.29%	(3,609,063)	(3,723,117)	-3.06%
Electricity Network Usage Charges	(356,810)	(286,430)	24.57%	(969,665)	(859,443)	12.82%
	(1,635,616)	(1,665,778)	-1.81%	(4,578,729)	(4,582,560)	-0.08%
OPERATING COSTS AND EXPENSES
Personnel	(169,265)	(147,737)	14.57%	(527,064)	(441,095)	19.49%
Material	(27,864)	(21,412)	30.13%	(69,400)	(57,626)	20.43%
Outsourced Services	(110,738)	(111,254)	-0.46%	(367,760)	(320,223)	14.84%
Other Operating Costs/Expenses	(78,438)	(89,599)	-12.46%	(248,107)	(204,120)	21.55%
Cost of building the infrastructure	(314,135)	(295,403)	6.34%	(778,153)	(698,867)	11.34%
Employee Pension Plans	22,352	21,800	2.53%	67,056	65,405	2.52%
Depreciation and Amortization	(149,902)	(120,982)	23.90%	(446,017)	(359,051)	24.22%
Amortization of Concession's Intangible	(46,148)	(46,511)	-0.78%	(138,174)	(139,240)	-0.77%
	(874,137)	(811,098)	7.77%	(2,507,619)	(2,154,817)	16.37%

EBITDA	956,168	767,692	24.55%	2,790,652	2,540,668	9.84%

EBIT	782,471	621,999	25.80%	2,273,517	2,107,782	7.86%

FINANCIAL INCOME (EXPENSE)
Financial Income	220,146	129,825	69.57%	471,584	332,117	41.99%
Financial Expenses	(425,349)	(202,925)	109.61%	(989,942)	(571,348)	73.26%
	(205,203)	(73,101)	180.71%	(518,358)	(239,231)	116.68%

INCOME BEFORE TAXES ON INCOME	577,268	548,898	5.17%	1,755,159	1,868,551	-6.07%

Social Contribution	(52,966)	(52,641)	0.62%	(163,648)	(178,316)	-8.23%
Income Tax	(145,237)	(145,477)	-0.16%	(452,488)	(491,821)	-8.00%

NET INCOME	379,064	350,781	8.06%	1,139,022	1,198,414	-4.96%
Controlling Shareholders' Interest	368,719	344,148	7.14%	1,116,428	1,182,176	-5.56%
Non-Controlling Shareholders' Interest	10,346	6,633	55.98%	22,594	16,238	39.14%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

12.4) Income Statement – Segments of Conventional Generation (excluding CPFL Renováveis) and CPFL Renováveis

(Pro-forma, R$ thousands)

Consolidated	Conventional Generation			CPFL Renováveis
	3Q11(1)	3Q10(2)	Variation	3Q11(3)
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	0.00%	-
Eletricity Sales to Distributors	386,491	312,901	23.52%	50,856
Other Operating Revenues	611	1,949	-68.67%	25
	387,102	314,850	22.95%	50,880

DEDUCTIONS FROM OPERATING REVENUES	(27,229)	(19,334)	40.83%	(2,449)
NET OPERATING REVENUES	359,873	295,516	21.78%	48,432

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(2,248)	(55,149)	-95.92%	(2,792)
Eletricity Network Usage Charges	(18,997)	(10,288)	84.66%	(1,343)
	(21,245)	(65,437)	-67.53%	(4,134)
OPERATING COSTS AND EXPENSES
Personnel	(10,685)	(8,612)	24.07%	(8,353)
Material	(1,327)	(1,204)	10.21%	(157)
Outsourced Services	(10,141)	(6,833)	48.40%	(12,514)
Other Operating Costs/Expenses	(20,343)	(12,344)	64.80%	(2,008)
Employee Pension Plans	620	299	107.53%	-
Depreciation and Amortization	(58,797)	(38,859)	51.31%	(7,855)
Amortization of Concession's Intangible	(4,832)	(5,336)	-9.44%	(137)
	(105,504)	(72,890)	44.75%	(31,024)

EBITDA	296,132	201,085	47.27%	21,265

EBIT	233,123	157,189	48.31%	13,274

FINANCIAL INCOME (EXPENSE)
Financial Income	18,997	16,874	12.58%	15,494
Financial Expenses	(134,589)	(76,535)	75.85%	(12,381)
Interest on Equity	-	-	-	-
	(115,592)	(59,662)	93.75%	3,113

EQUITY ACCOUNTING	(0)	-	0.00%	-

INCOME BEFORE TAXES ON INCOME	117,531	97,528	20.51%	16,386

Social Contribution	(9,250)	(9,858)	-6.16%	(1,166)
Income Tax	(25,401)	(26,863)	-5.44%	(2,646)

NET INCOME	82,880	60,807	36.30%	12,574
Controlling Shareholders' Interest	76,245	54,087	40.97%	12,469
Non-Controlling Shareholders' Interest	15,915	6,630	140.04%	105

 Notes:

(1)    Excludes CPFL Renováveis;
(2)    Amounts reported before the joint venture between CPFL Energia and ERSA. Includes, therefore, the assets that, before the referred joint venture, were consolidated within the Generation Segment.
(3)    3Q11 includes only the months of August and September 2011.

12.5) Income Statement – Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated
	3Q11	3Q10	Variation	9M11	9M10	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,641,909	3,331,364	9.32%	10,498,610	10,002,200	4.96%
Electricity Sales to Distributors	48,634	60,510	-19.63%	139,016	114,045	21.90%
Revenue from building the infrastructure	314,135	295,403	6.34%	778,153	698,867	11.34%
Other Operating Revenues(1)	364,590	342,475	6.46%	1,105,511	921,067	20.03%
	4,369,268	4,029,752	8.43%	12,521,290	11,736,179	6.69%

DEDUCTIONS FROM OPERATING REVENUES	(1,513,808)	(1,358,584)	11.43%	(4,386,262)	(4,016,514)	9.21%
NET OPERATING REVENUES	2,855,460	2,671,168	6.90%	8,135,028	7,719,665	5.38%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,317,796)	(1,299,974)	1.37%	(3,707,717)	(3,614,685)	2.57%
Electricity Network Usage Charges	(337,169)	(274,530)	22.82%	(915,040)	(830,137)	10.23%
	(1,654,965)	(1,574,504)	5.11%	(4,622,757)	(4,444,822)	4.00%
OPERATING COSTS AND EXPENSES
Personnel	(128,762)	(126,933)	1.44%	(428,571)	(379,272)	13.00%
Material	(24,330)	(16,602)	46.55%	(56,895)	(46,956)	21.17%
Outsourced Services	(93,729)	(94,563)	-0.88%	(320,059)	(273,344)	17.09%
Other Operating Costs/Expenses	(55,830)	(72,736)	-23.24%	(179,653)	(152,735)	17.62%
Cost of building the infrastructure	(314,135)	(295,403)	6.34%	(778,153)	(698,867)	11.34%
Employee Pension Plans	21,732	21,501	1.07%	65,195	64,508	1.06%
Depreciation and Amortization	(81,746)	(80,866)	1.09%	(254,160)	(239,368)	6.18%
Amortization of Concession's Intangible	(4,881)	(4,920)	-0.78%	(14,644)	(14,757)	-0.76%
	(681,682)	(670,522)	1.66%	(1,966,940)	(1,740,791)	12.99%

EBITDA	583,708	490,427	19.02%	1,748,941	1,723,668	1.47%

EBIT	518,812	426,141	21.75%	1,545,331	1,534,051	0.74%

FINANCIAL INCOME (EXPENSE)
Financial Income	124,101	86,311	43.78%	311,874	236,837	31.68%
Financial Expenses	(216,470)	(99,482)	117.60%	(478,837)	(279,361)	71.40%
Interest on Equity	-	-	-	-	-	-
	(92,369)	(13,171)	601.30%	(166,963)	(42,524)	292.63%

INCOME BEFORE TAXES ON INCOME	426,443	412,970	3.26%	1,378,369	1,491,527	-7.59%

Social Contribution	(38,380)	(37,218)	3.12%	(118,959)	(129,429)	-8.09%
Income Tax	(103,600)	(101,013)	2.56%	(324,115)	(352,279)	-7.99%

NET INCOME	284,463	274,739	3.54%	935,294	1,009,819	-7.38%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

12.6) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL PAULISTA
	3Q11	3Q10	Var.	9M11	9M10	Var.
Gross Operating Revenues	2,229,042	2,068,223	7.8%	6,302,302	6,012,722	4.8%
Net Operating Revenues	1,459,760	1,374,408	6.2%	4,088,622	3,956,257	3.3%
Cost of Electric Power	(873,140)	(843,195)	3.6%	(2,395,840)	(2,308,274)	3.8%
Operating Costs & Expenses	(333,178)	(343,221)	-2.9%	(966,864)	(843,215)	14.7%
EBIT	253,441	187,992	34.8%	725,918	804,768	-9.8%
EBITDA (IFRS)(1)	276,229	205,456	34.4%	798,263	858,404	-7.0%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	319,498	160,044	99.6%	NA	NA	NA
Financial Income (Expense)	(41,573)	845	-5019.2%	(59,791)	10,968	-645.1%
Income Before Taxes	211,868	188,838	12.2%	666,127	815,736	-18.3%
NET INCOME (IFRS)	142,362	125,155	13.7%	447,510	545,265	-17.9%
NET INCOME (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	169,437	100,873	68.0%	NA	NA	NA

CPFL PIRATININGA
	3Q11	3Q10	Var.	9M11	9M10	Var.
Gross Operating Revenues	981,043	921,082	6.5%	2,979,553	2,731,493	9.1%
Net Operating Revenues	628,490	605,952	3.7%	1,907,039	1,782,246	7.0%
Cost of Electric Power	(374,274)	(355,442)	5.3%	(1,046,448)	(1,008,761)	3.7%
Operating Costs & Expenses	(143,833)	(159,114)	-9.6%	(444,848)	(423,930)	4.9%
EBIT	110,382	91,396	20.8%	415,743	349,555	18.9%
EBITDA (IFRS)(1)	122,335	105,471	16.0%	453,614	389,138	16.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	149,581	91,475	63.5%	NA	NA	NA
Financial Income (Expense)	(24,108)	380	-6444.2%	(44,421)	(19,936)	122.8%
Income Before Taxes	86,274	91,776	-6.0%	371,322	329,619	12.7%
NET INCOME (IFRS)	57,463	61,067	-5.9%	248,272	221,129	12.3%
NET INCOME (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	72,882	53,951	35.1%	NA	NA	NA

RGE
	3Q11	3Q10	Var.	9M11	9M10	Var.
Gross Operating Revenues	913,999	830,469	10.1%	2,541,844	2,391,017	6.3%
Net Operating Revenues	597,054	547,390	9.1%	1,662,235	1,576,599	5.4%
Cost of Electric Power	(326,756)	(295,933)	10.4%	(948,021)	(904,134)	4.9%
Operating Costs & Expenses	(154,998)	(128,651)	20.5%	(409,843)	(371,694)	10.3%
EBIT	115,299	122,806	-6.1%	304,371	300,771	1.2%
EBITDA (IFRS)(1)	140,715	151,185	-6.9%	383,087	383,915	-0.2%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	141,729	172,010	-17.6%	NA	NA	NA
Financial Income (Expense)	(22,684)	(13,161)	72.4%	(56,108)	(33,195)	69.0%
Income Before Taxes	92,615	109,645	-15.5%	248,262	267,576	-7.2%
NET INCOME (IFRS)	61,164	73,416	-16.7%	176,350	189,810	-7.1%
NET INCOME (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	61,310	87,405	-29.9%	NA	NA	NA

CPFL SANTA CRUZ
	3Q11	3Q10	Var.	9M11	9M10	Var.
Gross Operating Revenues	99,661	82,792	20.4%	286,801	242,411	18.3%
Net Operating Revenues	68,875	57,301	20.2%	196,686	166,214	18.3%
Cost of Electric Power	(33,186)	(33,840)	-1.9%	(98,105)	(94,891)	3.4%
Operating Costs & Expenses	(20,247)	(18,026)	12.3%	(59,889)	(49,806)	20.2%
EBIT	15,442	5,435	184.1%	38,692	21,517	79.8%
EBITDA (IFRS)(1)	17,484	7,414	135.8%	45,050	27,576	63.4%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	14,829	631	2250.1%	NA	NA	NA
Financial Income (Expense)	(2,443)	(399)	512.2%	(4,024)	(30)	13315.0%
Income Before Taxes	12,999	5,036	158.1%	34,668	21,487	61.3%
NET INCOME (IFRS)	8,558	3,321	157.7%	23,669	14,838	59.5%
NET INCOME (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	6,821	(1,091)	-725.2%	NA	NA	NA

 Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects.

NA = Not applicable.

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL LESTE PAULISTA
	3Q11	3Q10	Var.	9M11	9M10	Var.
Gross Operating Revenues	37,495	33,911	10.6%	100,853	90,526	11.4%
Net Operating Revenues	27,830	24,518	13.5%	72,921	63,869	14.2%
Cost of Electric Power	(11,811)	(11,772)	0.3%	(29,940)	(27,780)	7.8%
Operating Costs & Expenses	(9,688)	(6,749)	43.5%	(25,993)	(17,620)	47.5%
EBIT	6,332	5,997	5.6%	16,988	18,469	-8.0%
EBITDA (IFRS)(1)	7,310	6,890	6.1%	19,980	21,163	-5.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	8,647	4,850	78.3%	NA	NA	NA
Financial Income (Expense)	(780)	(874)	-10.8%	(2,017)	(1,143)	76.5%
Income Before Taxes	5,552	5,123	8.4%	14,971	17,326	-13.6%
NET INCOME (IFRS)	3,616	3,482	3.8%	10,142	11,668	-13.1%
NET INCOME (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	4,604	2,314	99.0%	NA	NA	NA

CPFL SUL PAULISTA
	3Q11	3Q10	Var.	9M11	9M10	Var.
Gross Operating Revenues	48,167	37,863	27.2%	134,313	110,773	21.3%
Net Operating Revenues	34,691	25,416	36.5%	94,004	74,031	27.0%
Cost of Electric Power	(14,752)	(13,249)	11.3%	(43,211)	(40,895)	5.7%
Operating Costs & Expenses	(12,018)	(6,179)	94.5%	(30,700)	(16,088)	90.8%
EBIT	7,920	5,988	32.3%	20,094	17,048	17.9%
EBITDA (IFRS)(1)	8,644	6,605	30.9%	22,402	18,986	18.0%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	7,952	6,079	30.8%	NA	NA	NA
Financial Income (Expense)	(436)	(174)	150.5%	(531)	19	-2896.3%
Income Before Taxes	7,485	5,814	28.7%	19,563	17,067	14.6%
NET INCOME (IFRS)	4,941	3,847	28.4%	13,266	11,627	14.1%
NET INCOME (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	4,481	3,472	29.1%	NA	NA	NA

CPFL JAGUARI
	3Q11	3Q10	Var.	9M11	9M10	Var.
Gross Operating Revenues	38,580	35,375	9.1%	115,142	102,989	11.8%
Net Operating Revenues	24,897	22,662	9.9%	74,426	65,592	13.5%
Cost of Electric Power	(14,956)	(13,519)	10.6%	(43,787)	(40,608)	7.8%
Operating Costs & Expenses	(3,937)	(5,438)	-27.6%	(15,092)	(12,918)	16.8%
EBIT	6,004	3,705	62.1%	15,547	12,066	28.9%
EBITDA (IFRS)(1)	6,519	4,182	55.9%	17,162	13,502	27.1%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	6,578	2,962	122.1%	NA	NA	NA
Financial Income (Expense)	(174)	117	-249.1%	143	413	-65.5%
Income Before Taxes	5,830	3,822	52.5%	15,690	12,479	25.7%
NET INCOME (IFRS)	3,840	2,523	52.2%	10,661	8,499	25.4%
NET INCOME (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	3,869	1,761	119.8%	NA	NA	NA

CPFL MOCOCA
	3Q11	3Q10	Var.	9M11	9M10	Var.
Gross Operating Revenues	25,278	22,029	14.7%	71,009	61,844	14.8%
Net Operating Revenues	17,521	15,043	16.5%	48,718	41,783	16.6%
Cost of Electric Power	(9,408)	(8,353)	12.6%	(26,254)	(23,723)	10.7%
Operating Costs & Expenses	(4,121)	(3,868)	6.5%	(14,486)	(8,203)	76.6%
EBIT	3,992	2,822	41.4%	7,978	9,857	-19.1%
EBITDA (IFRS)(1)	4,473	3,223	38.8%	9,382	10,984	-14.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	4,573	2,893	58.1%	NA	NA	NA
Financial Income (Expense)	(171)	95	-280.0%	(212)	380	-155.9%
Income Before Taxes	3,820	2,917	31.0%	7,766	10,237	-24.1%
NET INCOME (IFRS)	2,520	1,929	30.6%	5,423	6,983	-22.3%
NET INCOME (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	2,870	1,698	69.0%	NA	NA	NA

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects.

NA = Not applicable.

12.7) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	3Q11	3Q10	Var.	9M11	9M10	Var.
Residential	1,918	1,802	6.4%	5,643	5,387	4.8%
Industrial	1,277	1,330	-4.0%	3,667	4,056	-9.6%
Commercial	1,121	1,024	9.5%	3,455	3,227	7.0%
Others	1,018	1,018	0.0%	2,800	2,753	1.7%
Total	5,334	5,174	3.1%	15,565	15,423	0.9%

CPFL Piratininga
	3Q11	3Q10	Var.	9M11	9M10	Var.
Residential	841	784	7.3%	2,532	2,404	5.3%
Industrial	716	766	-6.6%	2,121	2,237	-5.2%
Commercial	436	420	3.6%	1,365	1,338	2.0%
Others	257	241	6.5%	761	714	6.7%
Total	2,250	2,212	1.7%	6,779	6,692	1.3%

RGE
	3Q11	3Q10	Var.	9M11	9M10	Var.
Residential	528	483	9.3%	1,507	1,443	4.4%
Industrial	546	597	-8.4%	1,612	1,815	-11.2%
Commercial	292	271	7.8%	906	861	5.2%
Others	544	469	16.1%	1,687	1,479	14.1%
Total	1,910	1,819	5.0%	5,712	5,599	2.0%

CPFL Santa Cruz
	3Q11	3Q10	Var.	9M11	9M10	Var.
Residential	75	72	3.9%	223	216	3.3%
Industrial	48	44	9.5%	139	126	10.6%
Commercial	35	34	3.8%	112	107	5.2%
Others	92	89	2.9%	248	233	6.5%
Total	250	239	4.6%	723	682	6.0%

CPFL Jaguari
	3Q11	3Q10	Var.	9M11	9M10	Var.
Residential	19	18	4.2%	55	53	3.2%
Industrial	70	68	3.1%	209	206	1.2%
Commercial	9	9	4.4%	30	27	8.9%
Others	9	9	0.3%	28	27	2.5%
Total	107	104	3.1%	321	314	2.3%

CPFL Mococa
	3Q11	3Q10	Var.	9M11	9M10	Var.
Residential	16	16	0.8%	48	47	3.5%
Industrial	16	16	1.3%	46	46	-1.0%
Commercial	7	6	8.8%	21	19	8.3%
Others	16	17	-4.6%	42	45	-6.8%
Total	55	55	0.2%	157	158	-0.2%

CPFL Leste Paulista
	3Q11	3Q10	Var.	9M11	9M10	Var.
Residential	22	22	1.4%	65	62	5.1%
Industrial	6	19	-68.5%	20	55	-63.8%
Commercial	10	9	9.4%	29	27	8.9%
Others	36	38	-6.0%	83	87	-5.1%
Total	73	87	-16.1%	197	230	-14.7%

CPFL Sul Paulista
	3Q11	3Q10	Var.	9M11	9M10	Var.
Residential	31	30	1.9%	91	86	6.4%
Industrial	28	27	2.9%	85	97	-12.6%
Commercial	12	11	4.4%	38	35	6.6%
Others	22	21	2.5%	66	65	1.2%
Total	92	90	2.7%	280	283	-1.3%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.